Securities and Exchange Commission
                    Washington, D.  C.  20549

                         _______________

                            Form 10-SB
                          ______________


           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                        AURORA CORPORATION
               (Name of registrant in its charter)


                  NEVADA                         88-0422242
(State of incorporation)              (I. R. S. Employer Identification No.)


                  655 EAST 4500 SOUTH, SUITE 170
                    SALT LAKE CITY, UTAH 84107
                          (801) 268-8844
(Address and telephone number of principal executive offices and principle place of business)
                         ________________


   Securities registered pursuant to Section 12(b) of the Act:

                               None
                         ________________

   Securities registered pursuant to Section 12(g) of the Act:

                  Common Stock, par value $.001
                       Title of each class

Table of Contents

Description of Business..................................................3
Management's Discussion and Analysis or Plan of Operation................6
Properties. .............................................................6
Security Ownership of Certain Beneficial Owners and Management...........6
Directors and Executive Officers.........................................7
Executive Compensation ..................................................8
Certain Relationships and Related Transactions ..........................8
Legal Proceedings........................................................8
Market Price for Common Equity and Related Stockholder Matters...........8
Recent Sales of Unregistered Securities..................................9
Description of Securities................................................9
Indemnification of Directors and Officers................................9
Financial Statements....................................................10
Changes In and Disagreements With Accountants on Accounting
  and Financial Disclosure..............................................10
Financial Statements and Exhibits.......................................10

                    FORWARD LOOKING STATEMENTS

     In this registration statement references to "Aurora," "we," "us," and "our" refer to Aurora Corporation.

     This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Aurora's control. These factors include but are not limited to economic conditions generally and in the industries in which Aurora may participate; competition within Aurora's chosen industry, including competition from much larger competitors; technological advances and failure by Aurora to successfully develop business relationships.

                     DESCRIPTION OF BUSINESS

Business Development

     Aurora Corporation was originally incorporated in the state of Oregon on April 2, 1986 as Hystar Aerospace Marketing Corporation of Oregon (the "Hystar Oregon") and was a wholly owned subsidiary of Nautilus Entertainment, Inc., a Nevada corporation. Hystar Oregon was formed to lease, sell and market the Hystar airship and the Burket Mill, a waste milling device. However, the venture was found to be cost prohibitive and Hystar Oregon ceased such activities in 1986. Hystar Oregon did not engage in any further commercial operations. On May 26, 1999 Hystar Oregon changed its name to Aurora Corporation. On March 31, 1999 Aurora's wholly owned subsidiary, Clover Crest, Inc., was incorporated in the state of Nevada. Clover Crest, Inc., changed its name to Echo Services, Inc. in May of 1999. Aurora merged with such wholly owned subsidiary on July 30, 1999 solely to change its domicile from Oregon to Nevada. Aurora does not have active business operations and remains a subsidiary of Nautilus Entertainment, Inc., now called VIP Worldnet, Inc.

Our Plan

     Our business plan is to seek, investigate, and, if warranted, acquire an interest in a business opportunity. Our acquisition of a business opportunity may be made by merger, exchange of stock, or otherwise. We have very limited sources of capital, and we probably will only be able to take advantage of one business opportunity. At the present time we have not identified any business opportunity that we plan to pursue, nor have we reached any agreement or definitive understanding with any person concerning an acquisition.

     Our search for a business opportunity will not be limited to any particular geographical area or industry. Our management has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors. Our management believes that companies who desire a public market to enhance liquidity for current shareholders, plan to raise capital through the public sale of securities or plan to acquire additional assets through issuance of securities rather than for cash will be potential merger or acquisition candidates.

     The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgement. There is no assurance that we will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to us and our shareholders.

     Our activities are subject to several significant risks which arise primarily as a result of the fact that we have no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without consent, vote, or approval of our shareholders.

Investigation and Selection of Business Opportunities

    A decision to participate in a specific business opportunity may be made upon our management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concept, the merit of technological changes, the perceived benefit that company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, we anticipate that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. We will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes.

     Our management will analyze the business opportunities, however, none of our management are professional business analysts (See "Directors and Executive Officers," below). Our management might hire an outside consultant to assist in the investigation and selection of business opportunities. Since our management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors. We have not established the criteria to be used in selecting such consultants or advisors, the service to be provided, the term of service, or the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee we agree to pay would be paid in stock and not in cash.

     In our analysis of a business opportunity we anticipate that we will consider, among other things, the following factors:

     (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

     (2) Our perception of how any particular business opportunity will be received by the investment community and by our stockholders;

     (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable our securities to qualify for listing on a exchange or on a national automated securities quotation system, such as NASDAQ.

     (4) Capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

     (5)   The extent to which the business opportunity can be advanced;

     (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

     (7) Strength and diversity of existing management, or management prospect that are scheduled for recruitment;

     (8) The cost of our participation as compared to the perceived tangible and intangible values and potential; and

     (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

     No one of the factors described above will be controlling in the selection of a business opportunity. Management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development. Thus, the task of comparative investigation and analysis of such business opportunities will be extremely difficult and complex. Potential investors must recognize that, because of our limited capital available for investigation and management's limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Form of Acquisition

     We cannot predict the manner in which we may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of us and the promoters of the opportunity. The legal structure or method deemed by management to be suitable will be selected based upon our review and our relative negotiating strength. Such structure may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. We may act directly or indirectly through an interest in a partnership, corporation or other form of organization. We may be required to merge, consolidate or reorganize with other corporations or forms of business organization. In addition, our present management and stockholders most likely will not have control of a majority of our voting shares following a merger or reorganization transaction. As part of such a transaction, our existing directors may resign and new directors may be appointed without any vote by our stockholders.

Competition

     We expect to encounter substantial competition in our effort to locate attractive opportunities. Business development companies, venture capital partnerships and corporations, ventures capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals will be our primary competition. Many of these entities will have significantly greater experience, resources and managerial capabilities than we do and will be in a better position than us to obtain access to attractive business opportunities. We also will experience competition from other public "blind pool" companies, many of which may have more funds available.

Employees

     We currently have no employees. Our management expects to confer with consultants, attorneys and accountants as necessary. We do not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. We will determine the need for employees based upon the specific business opportunity.

Reports to Security Holders

     Aurora has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Exchange Act. We will file annual, quarterly and other reports with the Securities and Exchange Commission ("SEC"). We also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

Available Information

     Copies of this Registration Statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549 and at the Denver Regional offices of the SEC located at 1801 California Street, Suite 4800, Denver, Colorado 80202. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, which is located at http://www.sec.gov.

    MANAGEMENTS' DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

    We have no assets and have experienced losses from inception. As of March 31, 1999 we have no cash on hand and as of that date, we had no outstanding liabilities. We have no material commitments for capital expenditures for the next twelve months.

     As of the date of this Form 10-SB, we have yet to generate positive cash flow. Since inception, we have primarily financed our operations through the sale of our common stock.

     We believe that our current cash needs can be met by loans from our directors, officers and shareholders for at least the next twelve months. However, if we obtain a business opportunity, it may be necessary to raise additional capital. This may be accomplished by selling our common stock.

     Our management intends to actively seek business opportunities during the next twelve months.

Year 2000 Compliance

     We have completed a review of our computer systems and operations to determine the extent to which our business will be vulnerable to potential errors and failures as a result of the "Year 2000" problem. Year 2000 errors could result in system failures or miscalculations, causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, provide services or engage in similar activities. In a worse case scenario these failures, miscalculations and disruptions could temporarily shut down or impede our operations, if any.

     We have concluded, based on our review of our computer systems, that our significant computer programs and operations will not be materially affected by the Year 2000 problem. However, there can be no assurance that the systems of other companies with which we may do business will be in compliance and this may have a material adverse effect on our operations.

                            PROPERTIES

     We do not currently own or lease any property. We utilize office space in the office of our President, Donald R. Mayer, at no cost. Until we pursue a viable business opportunity and recognize income, we will not seek independent office space.


             SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                       OWNERS AND MANAGEMENT

     The following table sets forth, as of August 16, 1999, the beneficial ownership of our outstanding common stock of; (i) each person or group known by us to own beneficially more than 5% of our outstanding common stock, (ii) each of our executive officers, (iii) each of our director's and (iv) all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table above have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 17,100,000 shares of common stock outstanding as of August 16, 1999.

                    CERTAIN BENEFICIAL OWNERS

                                   Common Stock Beneficially Owned
                                   ------------------------------
Name and Address of               Number of Shares of
Beneficial Owners                    Common Stock       Percentage of Class
-----------------------------     -------------------   --------------------

VIP Worldnet, Inc.                    15,014,500 <F1>             87.8%
154 E.  Ford Avenue
Salt Lake City, Utah 84124

                            MANAGEMENT


                                             Common Stock Beneficially Owned
                                            --------------------------------
Name and Address of               Number of Shares of
Beneficial Owners                   Common Stock         Percentage of Class
---------------------------       --------------------   -------------------

Donald R.  Mayer                       280,000                   1.6%
655 East 4500 South, Suite 170
Salt Lake City, Utah 84107

Mark S.  Clayton                        50,000                     *
650 East 4500 South, Suite 170
Salt Lake City, Utah 84107

All executive officers and
 directors as a group                  330,000                  1.9%

*Less than 1%


                 DIRECTORS AND EXECUTIVE OFFICERS

     Our executive officers and directors and their respective ages, positions and term of office are set forth below. Biographical information for each of those persons is also presented below. Our bylaws require two directors who serve for terms of one year and our executive officers are chosen by our Board of Directors and serve at its discretion. There are no existing family relationships between or among any of our executive officers or directors.

Name                   Age  Position Held           Director or Officer Since
---------------------  ---- ----------------------  -------------------------

Donald R.  Mayer       60   President, Director     July 17, 1999
Mark S. Clayton        41   Secretary/Treasurer,
                              Director              July 17, 1999

Donald R. Mayer. Mr. Mayer is the President and a director of Universal Business Insurance. He has worked in the insurance industry for over 17 years, specializing in the motel/hotel industry. He graduated from the University of Utah, located in Salt Lake City, Utah, with a B.A in accounting in 1971.

Mark S. Clayton   Mr. Clayton is the owner and President of Fitness Equipment
Source which wholesales exercise equipment. He has been involved in that business for the past seven years. He graduated from the University of Utah, located in Salt Lake City, Utah, in 1980 with a B.S in business management.

----------------------------

<F1> VIP Worldnet, Inc. holds 15,000,000 shares and its directors and officers beneficially own the following shares of common stock: Joanne Clinger, President, 8,500 and Wayne Reichman, Secretary, 6,000.

                      EXECUTIVE COMPENSATION

     None of our named executive officers received any cash compensation, bonuses, stock appreciation rights, long term compensation, stock awards or long-term incentive rights from us during the past three fiscal years. We have not entered into employment contracts with our executive officers and their compensation is determined at the discretion of our Board of Directors.

     In July of 1999, Messrs. Mayer and Clayton each received 50,000 common shares valued at $5,000 as an inducement to serve as an officer and director.

Compensation of Directors

     We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.


          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following information summarizes certain transactions either we engaged in during the past two years or we propose to engage in involving our executive officers, directors, 5% stockholders or immediate family members of such persons.

     In April of 1986, Hystar Oregon purchased the marketing rights to the Hystar Airship and the Burket Mill from Nautilus Entertainment, Inc. for 17,000,000 shares of our common stock valued at $17,000.

    Our President, Donald R. Mayer, and our Secretary/Treasurer, Mark S. Clayton, each received 50,000 common shares valued at $5,000 as an inducement to serve as an officer and director.

Parent Company

     VIP Worldnet, Inc. is our parent company and beneficially owns 15,014,500 shares of our common stock. Such shares represent 87.8% of our issued and outstanding shares.


                        LEGAL PROCEEDINGS

     We are not a party to any proceedings or threatened proceedings as of the date of this filing.


                 MARKET PRICE FOR COMMON EQUITY
                 AND RELATED STOCKHOLDER MATTERS

     Our common stock is listed on the OTC NASDAQ Electronic Bulletin Board under the symbol "AROR". We have had no market activity in our stock as of this filing. We have approximately 81 stockholders of record holding 17,100,000 common shares as of August 16, 1999. 1,753,500 are free trading and the balance are restricted stock as that term is defined in Rule 144. We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.

OTC Bulletin Board Eligibility Rule

     In January of 1999, the SEC granted approval of amendments to the NASD OTC Bulletin Board Eligibility Rules 6530 and 6540. These amendments now require a company listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change we have voluntarily filed this registration statement in order to become a fully reporting company and maintain the listing of our common stock on the OTC Bulletin Board. The NASD eligibility rule requires that the SEC come to a position of no further comment regarding any Form 10 registration statement before the NASD considers a company compliant. We cannot assure that the SEC will come to such a position in regards to this registration statement prior to our phase-in-date of December 1, 1999. According to the eligibility rule, if we are not in compliance at our phase-in date our common stock will be removed from the OTC Bulletin Board. In that event, we intend to move our listing to the National Quotation Bureau's Pink Sheets. This delisting may adversely affect the market, if any, in our stock.


             RECENT SALES OF UNREGISTERED SECURITIES

      The following discussion describes all securities sold by us within the past three years without registration:

     In a private transaction on July 6, 1999, our Board of Directors authorized the issuance of an aggregate of 100,000 common shares valued at $10,000 to Messrs. Mayer and Clayton for their services as directors and officers.

     In connection with this transaction, we believe that each acquirer (i) was aware that the securities had not been registered under federal securities laws, (ii) acquired the securities for his own account for investment purposes and not with a view to or for resale in connection with any distribution for purpose of the federal securities laws, (iii) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition and (iv) was aware that the certificate representing the securities would bear a legend restricting their transfer. We believe that, in light of the foregoing, the sale of our securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under Sections 3(b) and 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.


                    DESCRIPTION OF SECURITIES

Common Stock

     We are authorized to issue 50,000,000 shares of common stock, par value $.001, of which 17,100,000 were issued and outstanding as of August 16, 1999. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

     We have not authorized or issued preferred stock.


            INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751 our Articles of Incorporation and bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. Indemnification for a director is mandatory and indemnification for an officer, agent or employee is permissive. We will indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. This right of indemnification shall not be exclusive of other rights the individual is entitled to as a matter of law or otherwise.

     We will not indemnify an individual adjudged liable due to his negligence or wilful misconduct toward us, adjudged liable to us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

    Our bylaws provide that individuals may receive advances for expenses if the individual provides a written affirmation of his good faith belief that he has met the appropriate standards of conduct and he will repay the advance if he is judged not to have met the standard of conduct.

                       FINANCIAL STATEMENTS

Our audited financial statements for the fiscal years ended March 31, 1999 and 1998 and the three month interim period ended June 30, 1999 are as follows:


                        Aurora Corporation

                  (a Development Stage Company)

                       Financial Statements

           June 30, 1999 (unaudited) and March 31, 1999

                         C O N T E N T S



Accountants' Report . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

Statements of Operations . . . . . . . . . . . . . . . . . . . . . . . . . 5

Statements of Stockholders' Equity . . . . . . . . . . . . . . . . . . . . 6

Statements of Cash Flows . . . . . . . . . .  . . . . . . . . . . . . . .  7

Notes to the Financial Statements . . . . . . . . . . . . . . . . . . . .  8

                         <Letterhead of
                   CROUCH, BIERWOLF & CHISHOLM
                   Certified Public Accountants
                   50 West Broadway, Suite 1130
                    Salt Lake City, Utah 84101
                      Office (801)363-1175>


                   INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Aurora Corporation

We have audited the accompanying balance sheets of Aurora Corporation (a development stage company) as of March 31, 1999 and the related statements of operations, stockholders' equity and cash flows for the year then ended.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Aurora Corporation as of March 31, 1998 and 1997 were audited by other auditors whose report dated April 3, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aurora Corporation (a development stage company) as of March 31, 1999 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's recurring operating losses and lack of working capital raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The June 30, 1999 financial statements are unaudited. We did not audit or review those financial statements and, accordingly, express no opinion or other form of assurance on them.

/s/ Crouch, Bierwolf & Chisholm

Salt Lake City, Utah
August 6, 1999

                        Aurora Corporation
                  (A Development Stage Company)
                          Balance Sheets

                              ASSETS

                                         June 30,         March 31,
                                      ------------- --------------------------
                                           1999        1999           1998
                                      ------------- ------------ -------------
                                       (unaudited)

ASSETS                                $         -   $         -  $          -
                                      ------------- ------------ -------------
TOTAL ASSETS                          $         -   $         -  $          -
                                      ============= ============ =============

               LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                             -             -             -
                                      ------------- ------------ -------------
     Total Liabilities                          -             -             -
                                      ------------- ------------ -------------

STOCKHOLDERS' EQUITY

     Common stock, $.001 par value;
     25,000,000 shares authorized;
     17,000,000 shares issued
      and outstanding                       17,000       17,000        17,000

     Deficit accumulated during the
          development stage                (17,000)     (17,000)      (17,000)
                                      ------------- ------------ -------------
     Total Stockholders' Equity                 -            -             -
                                      ------------- ------------ -------------
TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY             $         -   $        -   $         -
                                      ============= ============ =============

The accompanying notes are an integral part of these financial statements.

                        Aurora Corporation
                  (A Development Stage Company)
                     Statements of Operations



                                                                                     From
                                  For the                                            Inception
                                three months              For the years ended        on April 2,
                                  ended                        March 31              1986 to
                                 June 30,    --------------------------------------  June 30,
                                   1999        1999         1998         1997        1999
                                ------------ ------------ ------------ ------------  -----------
                                (unaudited)                                          (unaudited)
REVENUES                        $         -  $         -  $         -  $         -   $        -
                                ------------ ------------ ------------ ------------  -----------
EXPENSES
     General & Administrative             -            -            -            -       17,000
                                ------------ ------------ ------------ ------------  -----------
     TOTAL EXPENSES                       -            -            -            -       17,000
                                ------------ ------------ ------------ ------------  -----------
Net Loss From Operations                  -            -            -            -      (17,000)
                                ------------ ------------ ------------ ------------  -----------
NET LOSS                                  -            -            -            -      (17,000)
                                ------------ ------------ ------------ ------------  -----------
LOSS PER SHARE                  $     (0.00) $     (0.00) $     (0.00) $     (0.00)  $   (0.001)
                                ============ ============ ============ ============  ===========
WEIGHTED AVERAGE SHARES
     OUTSTANDING                 17,000,000   17,000,000   17,000,000   17,000,000   17,000,000
                                ============ ============ ============ ============  ===========

    The accompanying notes are an integral part of these financial statements.
                                        5

                        Aurora Corporation
                  (A Development Stage Company)
                Statement of Stockholders' Equity
From Inception on April 12, 1986 through June 30, 1999 (unaudited)


                                                                   Deficit
                                                           Addi-   Accumulated
                                        Common Stock       tional  During the
                                    ---------------------- Paid-in Development
                                        Shares     Amount  Capital Stage
                                    ------------- -------- ------- -----------
Balance at inception                          -   $     -  $    -  $        -

Issuance of shares for
   marketing rights                   17,000,000    17,000      -           -

Net (loss) for year ended
     March 31, 1987                           -         -       -     (17,000)
                                    ------------- -------- ------- -----------
Balance - March 31, 1987              17,000,000    17,000      -     (17,000)

Net (loss) for years ended
     March 31, 1988 to 1998                   -         -       -           -
                                    ------------- -------- ------- -----------
Balance - March 31, 1998              17,000,000    17,000      -     (17,000)

Net (loss) for year ended
     March 31, 1999                           -         -       -           -
                                    ------------- -------- ------- -----------
Balance - March 31, 1999              17,000,000    17,000      -     (17,000)

Net (loss) for three months ended
     June 30, 1999 (unaudited)                -         -       -           -
                                    ------------- -------- ------- -----------
Balance - June 30, 1999 (unaudited)   17,000,000  $ 17,000 $    -  $  (17,000)
                                    ============= ======== ======= ===========

The accompanying notes are an integral part of these financial statements.

                        Aurora Corporation
                  (A Development Stage Company)
                     Statements of Cash Flows


                                                                                     From
                                 For the                                             Inception
                                three months              For the years ended        April 2,
                                  ended                        March 31              1986 through
                                 June 30,    --------------------------------------  June 30,
                                   1999        1999         1998         1997        1999
                                ------------ ------------ ------------ ------------  -----------
                                (unaudited)                                          (unaudited)
Cash Flows from Operating
  Activities

   Net loss                     $         -  $         -  $         -  $         -   $  (17,000)
   Less non-cash items:
   Amortization of marketing
     rights                               -            -            -            -       17,000
                                ------------ ------------ ------------ ------------  -----------
Net Cash Provided (Used) by
      Operating Activities                -            -            -            -            -
                                ------------ ------------ ------------ ------------  -----------
Cash Flows from Investing
  Activities                              -            -            -            -            -
                                ------------ ------------ ------------ ------------  -----------
Cash Flows from Financing
 Activities
    Proceeds from Issuance
      of common stock                     -            -            -            -            -
                                ------------ ------------ ------------ ------------  -----------
   Net Cash Provided (Used) by
      Financing Activities                -            -            -            -            -
                                ------------ ------------ ------------ ------------  -----------
Increase in Cash                          -            -            -            -            -

Cash and Cash Equivalents at
    Beginning of Period                   -            -            -            -            -
                                ------------ ------------ ------------ ------------  -----------
Cash and Cash Equivalents at
   End of Period                $        -   $        -   $        -   $        -    $        -
                                ============ ============ ============ ============  ===========
Supplemental Cash Flow
 Information:
   Cash paid for:
      Interest                   $        -   $        -   $        -   $        -   $        -
      Income taxes               $        -   $        -   $        -   $        -   $        -

    The accompanying notes are an integral part of these financial statements.
                                         7


                        Aurora Corporation
                  (A Development Stage Company)
                 Notes to the Financial Statements
        June 30, 1999 (unaudited) and March 31, 1999

NOTE 1 - Summary of Significant Accounting Policies

   a.     Organization

         Aurora Corporation (the Company) was organized in the State of Oregon on April 2, 1986 under the name of Hystar Aerospace Marketing Corporation of Oregon. The Company was formed to manufacture and sell heavy duty airships in Oregon under VIP Worldnet, Inc., the majority shareholder. The Company also acquired the marketing rights to the Burkett Mill, a waste milling device, from VIP Worldnet, Inc. The technology to further develop the Hystar airship and the mill by the parent company proved to be prohibitive. The Company has been inactive since that time and is currently seeking a business opportunity or a merger candidate.

   b.     Recognition of Revenue

           The Company recognized income and expense on the accrual basis of accounting.

   c.     Earnings (Loss) Per Share

           The computation of earnings (loss) per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

   d.     Accounting Year End

          The Company has established that it will have a March 31 fiscal year end for financial reporting and preparation of income tax returns.

   e.   Cash and Cash Equivalents

      The company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

   f.   Provision for Income Taxes

      No provision for income taxes has been recorded due to net operating loss carry forwards totaling approximately $17,000 that will be offset against future taxable income. These NOL carry forwards began to expire in 2001. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carry forward will expire unused.

      Deferred tax assets and the valuation account is as follows at June 30, 1999 (unaudited) and March 31, 1999.

                                       June 30,           March 31,
                                        1999          1999        1998
                                     ------------  ----------- -----------
                                     (unaudited)
 Deferred tax asset:
       NOL carry forward             $     2,500   $    2,500  $    2,500

           Valuation allowance            (2,500)      (2,500)     (2,500)
                                     ------------  ----------- -----------
      Total                          $        -    $       -   $       -
                                     ============  =========== ===========

                        Aurora Corporation
                  (A Development Stage Company)
                Notes to the Financial Statements
           June 30, 1999 (unaudited) and March 31, 1999

Note 2 - Going Concern

      The accompanying financial statements have been prepared assuming that the company will continue as a going concern. The company has no assets and has had recurring operating losses for the past several years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenue.

Note 3 - Development Stage Company

      The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and searching for a business operation with which to merge, or assets to acquire, in order to generate significant operations.

Note 4 - Related Parties

      At the Company's inception, the marketing rights to the Hystar Airship and the Burkett Mill were purchased from VIP Worldnet, Inc. for $17,000 in exchange for 17,000,000 shares of company stock in 1986. These rights were subsequently written off. No other related party transactions have occurred since.

Note 5 - Subsequent Event

      On July 15, 1999 a plan of merger between Aurora Corporation and its wholly owned subsidiary Echo Services, Inc. (an inactive Nevada Corporation) was adopted by the Board of Directors. The 17,000,000 shares of Aurora Corporation shall be converted into 17,000,000 shares of capital stock of the surviving corporation (Echo Services, Inc.). This merger was done for the sole purpose of changing the Company's domicile to the state of Nevada.

          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
             ON ACCOUNTING AND FINANCIAL DISCLOSURES

     We have had no change in, or disagreements with, our principal independent accountant during our last two fiscal years.


                FINANCIAL STATEMENTS AND EXHIBITS

Exhibits

   Exhibit Number     Description

   3.1                Articles of Incorporation of Clover Crest, Inc.

   3.2                Amendment to Articles of Incorporation filed May 20,
                      1999.

   3.3                Articles of Merger filed July 30, 1999.

   3.4                Bylaws of Aurora.

  27.1                Financial Data Schedule
                      ___________________________

                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.

            August 30, 1999
     Date_________________             Aurora Corporation


                                             /s/ Donald R. Mayer
                                       By: _______________________________
                                           Donald R. Mayer, President